UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                           WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE
                                                                    April 4,
2019

  Aneliya Crawford, Esq.
  Partner
  Schulte Roth & Zabel LLP
  New York, New York 10022

          Re:     Argo Group International Holdings, Ltd.
                  PRRN14A filed by Voce Catalyst Partners LP, et al. Filed April 3, 2019
                  File No. 001-15259

  Dear Ms. Crawford:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  Schedule 14A

  1. Rule 14a-6(d) and Item 1(b) of Schedule 14A together require that disclosure regarding the approximate date upon which the proxy statement and form of proxy are sent to security holders will be delivered appear on the first page of the proxy statement. Please revise.

  2. Please advise us how the participants have complied with Item 23 of
Schedule 14A.

  Appraisal/Dissenter Rights

  3. Given that Argo is incorporated in Bermuda, please advise us, with a view toward revised disclosure, why the discussion of dissenters' rights refers to Delaware law.

  Proposals 9-12 | The Director Vacancy Proposals

  4. Item 5(b)(1)(ii) of Schedule 14A requires, among other things, the disclosure of each participant's "present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried
 Aneliya Crawford, Esq.
April 4, 2019
Page 2

    on." Please disclose the address of: (1) Jardine Lloyd Thompson Group plc as it relates to the participant Nicholas C. Walsh and (2) the Committee for Economic Development as it
    relates to the participant Bernard C. Bailey.

5. Item 5(b)(1)(vii) of Schedule 14A requires that if any part of the purchase price or market value of any registrant securities which the participant beneficially owns is represented by borrowed funds, that fact must be stated as well as the amount of indebtedness as of the last practicable date. We recognize, however, that pursuant to Rule 14a-5(a), negative responses in reply to the line item requirements of Schedule 14A need not be disclosed.
   Notwithstanding the permissibility of excluding negative responses from the disclosure, because the associated Schedule 13D filing indicates that common shares of Argo could be purchased with margin loans, please confirm for us that borrowed funds were not used to acquire any Argo shares held by the participants.

                                         *      *       *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions